OMB APPROVAL
                                                        OMB NUMBER 3235-0058
                                                       EXPIRES: MAY 31, 1997
                                                    Estimated average burden
                                                   hour per response....2.50

                                                             SEC FILE NUMBER
                                                                      1-7948

                                  CUSIP NUMBER
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):
     X  Form 10-KSB _  Form 20-F   _  Form 11-K    _ Form 10Q  _  Form N-SAR

                  For Period Ended:______________________________________
                  [  ]  Transition Report on Form 10-K
                  [  ]  Transition Report on Form 20-F
                  [  ]  Transition Report on Form 11-K
                  [  ]  Transition Report on Form 10-Q
                  [  ]  Transition Report on Form N-SAR
                  For the Transition Period Ended:_______________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

     PART I -- REGISTRANT INFORMATION

                             AIC INTERNATIONAL, INC.
                            Full Name of Registrant


                           Former Name if Applicable

                            117 E. 57th Street, #21H
           Address of Principal Executive Office (Street and Number)

                              New York, N.Y. 10022
                            City, State and Zip Code

     PART II -- RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; ___ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(b) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III - NARATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     We are expecting to receive audited financial statements of fiscal year ended February 28, 1998 from company's German subsidiary, SOLIGOR GmbH, who constituted 100% of company's total consolidated sales. The audited financial statements by German auditor, BDO Binder, is usually completed at the end of June.

     PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

        James B. Wong ________        _________(212) 838-3220____________
          (Name)                      (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify report(s), ___ Yes X No

Auditor, BDO New York, is in review of our FY 1997 10QSB financial statements

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     ___ Yes                                      ___  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                             AIC INTERNATIONAL, INC.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     May 19, 1998
                                     By:/s/James B. Wong
                                        ____________________________________
                                        James B. Wong, President